FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of July
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC TO SELL 44% SHAREHOLDING IN
GLOBAL PAYMENTS ASIA-PACIFIC

The Hongkong and Shanghai Banking Corporation Limited (HSBC), a wholly-owned subsidiary of HSBC Holdings plc, has entered into an agreement to sell its 44% shareholding in Global Payments Asia-Pacific Limited (GPAP), a card processing joint venture, to partner Global Payments Inc., for a consideration of US$242m in cash.

The GPAP joint venture was created in 2006 when HSBC sold a 56% shareholding to Global Payments Inc., a leader in electronic transaction payment processing. Following completion of the proposed sale, it is intended that GPAP will be HSBC's preferred strategic provider of card merchant acquiring services in Asia-Pacific, covering 11 countries and territories.

The transaction, which is subject to regulatory approvals and the agreement of the terms of ancillary commercial contracts, is expected to complete during the second half of 2012 and represents further progress in the execution of HSBC's strategy.

Notes to editors:
1. Global Payments Inc.
Global Payments Inc. (NYSE: GPN) is a leading provider of electronic transaction processing services for merchants, Independent Sales Organizations (ISOs), financial institutions, government agencies and multi-national corporations located throughout the United States, Canada, Europe and the Asia-Pacific region. Global Payments, a Fortune 1000 company, offers a comprehensive line of processing solutions for credit and debit cards, business-to-business purchasing cards, gift cards, electronic check conversion and check guarantee, verification and recovery including electronic check services, as well as terminal management.  Visit www.globalpaymentsinc.com for more information about the company and its services.

2. HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 7,200 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, and the Middle East and North Africa. With assets of US$2,637bn at 31 March 2012, the HSBC Group is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                             Date: 26 July 2012